Mail Stop 4561

April 17, 2007

J. Downey Bridgwater
Chairman, President and Chief Executive Officer
Sterling Bancshares, Inc.
2550 North Loop West, Suite 600
Houston, Texas 77092

  Re: **Sterling Bancshares, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2006
    File No. 000-20750

Dear Mr. Bridgwater:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Paul Cline
        Senior Accountant